

LOVE THE NETWORK

NOT JUST ANOTHER DATING APP



Amy
my kids!
Connect Interested Remove
Sara
Baking
Connect Interested Remove
Catrina
Connect Interested Remove
Achrista
God, beaches, relaxing
Connect Interested Remove
Natalie
currently focused on my career
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Caitlin
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Network
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WWW.LOVETHENETWORK.COM





Download on the App Store

GET IT ON Google Play



LOVE THE NETWORK
NOT JUST ANOTHER DATING APP...
GET IT ON Google Play
Download on the App Store
LOCAL SINGLES.
BACKGROUND CHECKED MEMBERS.
WALKTHROUGH
App Features
Social Media Profile Verification & Background Checks
Get Started
Amy
my kids!
Connect
Interested
Remove
Sara
Baking
Connect
Interested
Remove
Catrina
Connect
Interested
Remove
Achrista
God, beaches, relaxing
Connect
Interested
Remove
Natalie
currently focused on my career
Connect
Interested
Remove
Caitlin
Connect
Interested
Remove
Network
My Feed
WWW.LOVETHENETWORK.COM

OBJECTIVE

Love The Network's mission is to become a technologically advanced brand, possessing strong values and integrity, globally solving the public's distrust with online dating, reducing online fraud. The first-ever dating app to take the necessary steps to prevent online fraud and increase user safety by requiring background checks for all members, while simultaneously actively working to promote happy, healthy relationships. We enhance the freedom of online dating by building a secure network of thoroughly evaluated single men and women. Subscribers will be able to search and connect with a list of qualified prospects to facilitate a meaningful, safe connection, avoiding wasted time and risk.

PROBLEM

Dating Apps are littered with fake profiles, dishonest people, and even criminals.
Simply, you never know who you are talking to.
The online dating market is crowded, but none of them offer users a more secure platform, or take the time to do the due diligence on members. Online romance scams and other online fraud increases yearly. Users are ultimately dissatisfied with their results:

- Scamming and Fraud
- "Catfishing"
- Fake Accounts and Bots

- Personal Safety Risks
- Wasted Time and Effort
- Married Individuals, and other Bad Actors

SOLUTION

A <u>One-of-a-Kind Verification Process</u> that stops the unwanted accounts before they start.

We remove the burden from the user, and perform the time consuming work of looking into who a person is, before allowing them to join.

- Background Check and Identity Verification before membership is allowed.
- In-House User Reporting System.
- Regional Urban-Based Expansion Plan.
- Paid Subscription Model additionally benefits users by weeding out those that aren't serious about dating.
- Immersive, Educational, and Content Fueled Guerrilla Marketing Plan.

What's stopping others from just copying us?

Emerging as a new company that performs background checks and verifies identity on this level gives us an advantage because it would be nearly impossible for existing companies to retroactively perform our level of identity verification to their existing user-base. Others do not see the value added, and are not willing to risk the time and money involved in performing such checks and verification.

TEAM

Our Founders take pride in building a brand with integrity, and have a passion for marketing, design, working as a team to creatively solve problems, and making a positive difference in the world. Coming together after witnessing real-world online dating experiences, Lauren and Ryan are committed to building a network of verified individuals that are passionate about creating a genuine, safe, educational, and meaningful online dating company.



**Lauren Gamache
Co-Founder
CEO**

Lauren has the ability to look at things from multiple outside perspectives (including financial), along with the patience and kindness required to make the right decision. Her ability to create something from nothing provides compliments her visionary leadership style.



**Ryan Murphy
Founder
CTO / CFO**

Ryan's continued passion to learn new things has proven vital to fulfilling his Interim positions. A desire to lead technological advancement and product innovation will continue to drive our R&D, specifically that of VR. Former Project Management experience has attributed to Ryan's ability to effectively manage development teams while driving company growth.



A combined passion for **Connecting & Networking**, compounded by potential for powerful **Social Impact** has created a dedicated support team of systems analysts, mentors, and developers.

MARKET ANALYSIS

Analysts predict the online dating industry to be worth anywhere from $3.5 to $12 billion by the end of 2020.



ZOOSK
Annual Revenue: $161.5MM
Total Funding: $61.6MM



MATCH
Annual Revenue: $1 Billion
Total Funding:$400 Million



TINDER
Annual Revenue: $600 Million
Acquired by Match Group with a $3 Billion valuation



HINGE
Estimated Annual Revenue: $7 Million
1st Investment Round: $4 Million
Total Funding: $26.7 Million



EHARMONY
Annual Revenue: $75 Million
Total Funding: $3 Million



BUMBLE
Annual Revenue: $175 Million
1st Investment: 10 Million
Turned down investment offer of $1 Billion from Match Group



COFFEE MEETS BAGEL
Annual Revenue: $3 Million
Total Funding: $18.3 Million

MARKET ANALYSIS

- A real dating App, needs high numbers of localized members, in order to ensure continued use and a positive experience.
- <u>Dating Apps are widely used, but highly distrusted.</u>
- Dating and Dating Apps are trendy, and people will follow their friends.
- **<u>Attract the professional women that are focused on self-development, and the men will follow!</u>**
- **There is white space in the dating industry, void of a technologically advanced brand with strong values and integrity.**
- **Opportunity to grow with consumers exists in the form of educating and coaching them through their personal and relationship growth.**

With this in mind, Love The Network prefers to use a unique blend of marketing and branding strategies, while always monitoring and trying some of our competition's marketing techniques. We have used the standard marketing trial-and-perfect process on social media, testing combinations of techniques that are cost effective; while appealing to the consumer with the authenticity so many other dating apps lack.

TARGET MARKET

- Single Men and Women between ages 23 – 55
- Mid to High Income
- Social Media Users
- Smartphone Users
- Geographically located in major cities and their respective suburban areas

US Census Reports: 113 Million Singles

Potential Market Share

50% = 56.5 Million

10% = 11.3 Million

INITIAL MARKETING

@LOVETHENETWORK

Recognizing and using the following 4 step approach on Facebook:

1. BRANDING

We promote name and logo to targeted people in that region at an average cost of $.17/follower.

Name	Results	Reach	Impressions	Cost per Result
Women - NC SC GA AL FL	224 Page Likes	3,098	4,291	$0.16 Per Page Like
Men - NC SC GA AL FL	131 Page Likes	1,946	2,716	$0.14 Per Page Like
Women - VA, WV, DE, MD	173 Page Likes	2,912	5,471	$0.28 Per Page Like
Men - VA, WV, DE, MD	84 Page Likes	1,648	2,976	$0.25 Per Page Like
Men - NY PA NJ	361 Page Likes	6,586	15,737	$0.33 Per Page Like
Women NY PA NJ	917 Page Likes	12,864	32,700	$0.35 Per Page Like
Men - New England	130 Page Likes	3,567	8,136	$0.69 Per Page Like
Women - New England	244 Page Likes	4,233	11,038	$0.61 Per Page Like

In addition, this has a "meme" like effect that promotes users to organically share

2. ENGAGEMENT

We use and promote dating advice and relationship articles written by professionals and used data anomously pulled from various relationship topics. We also encourage those interest and subtarget single writers to write aricles for us to publish.

This increased company awareness by having the target spend time on our platforms and familiarizing themselves with it. Additionally, this provides data to re-target them in future marketing campaigns. During this process, we promote free membership for those interested in representing quality dating in their community

Name	Results	Reach	Impressions	Cost per Result
Post: "Don't say we didn't warn you..."	436 Landing Page Vi...	6,024	6,718	$0.11 Per Landing Pag...
Traffic - Female - Post: "I don't know who nee.	870 Landing Page Vi...	10,261	14,663	$0.13 Per Landing Pag...
Traffic - Male - Post: "I don't know who needs	981 Landing Page Vi...	9,631	14,147	$0.10 Per Landing Pag...
Post: "Memoirs from a Single Woman" - M - ...	8 Landing Page Vi...	163	206	$0.20 Per Landing Pag...

METRICS









Jan 1, 2019 – May 26, 2020
100 % of people
Add Filter
Highlights
New Users
56.2K
Unique Users
56.2K
Week 1 Retention
3.91%
Messages Received
175
Growth Metrics
Active Users: Last 24 Hours
View Full Report
255
Unique Users
9.9% vs prev 2 days
30
20
10
0
12:00 AM
12:00 PM
12:00 AM
User Activity
View Full Report
18.3K
Monthly Users
1.49K
Weekly Users
119
Daily Users
20K
10K
0
1/1
7/1
1/1

GENDER

67% Women
55% All Facebook
33% Men
45% All Facebook
3%
31%
42%
22%
3%
0%
18 - 24
25 - 34
35 - 44
45 - 54
55 - 64
65 +
6%
33%
39%
17%
6%
0%

3. LEADS

We then use local genuine authentic members or "Beta Testers" to let the target know we will be available in their area soon. Leads for this initially cost $.70 each, but as the frequency increases, the cost goes up. We ask users to fill out a lead form including name, phone number, and email to be notified of when we become available in their territory. Data here is shown from New England:

4 Weeks total time

Name	Results	Reach	Impressions	Cost per Result	Amount Spent	Frequency	CPC (All)	CTR (All)
Female	542 Leads (Form)	32,216	63,799	$1.04 Per Lead (Form)	$561.85	1.98	$0.08	10.53%
Male	349 Leads (Form)	27,616	57,708	$1.66 Per Lead (Form)	$579.75	2.09	$0.14	6.97%

Initial week

Name	Results	Reach	Impressions	Cost per Result	Amount Spent	Frequency	CPC (All)	CTR (All)
Female	147 Leads (Form)	10,538	14,658	$0.74 Per Lead (Form)	$108.20	1.39	$0.07	10.94%
Male	107 Leads (Form)	9,330	13,477	$0.97 Per Lead (Form)	$104.15	1.44	$0.09	8.24%

4. APP INSTALLS

Because email marketing open rate is only twenty percent, and we can only send SMS alerts to users who agree ; we re-target those who started to complete the lead form, and those that have interacted with us, informing them our App is available for download. We have tested App Install Ad Campaigns on the East Coast with the following results:

Results	Reach	Impressions	Cost per Result	Amount Spent	Frequenc	Relevan Sco	Clicks (All)	CPC (All)	CTR (All)
527 Mobile Ap...	29,328 People	56,592 Total	$1.60 Per Mobile...	$845.48 Total Spent	1.93 Per Person		1,177 Total	$0.72 Per Click	2.08% Per Impr...

METRICS

APP DOWNLOADS AND REGISTRATIONS:

- 70% of Downloads Registered for Membership.
- 10% of the Registrations did not provide the required information to perform the background check.
- 5-10% of approved members subscribed, with the latter 5% of approved members subscribing within the next 30 days (with retargeting marketing).
- 5% of registrants were denied for one of the following reasons:
  - Felony Domestic Violence
  - Multiple Harassment Charges
  - Found on the Sexual Offenders Registry



KEY MILESTONES

✓ March 2019 - Filed Articles of Incorporation
✓ June 2019 - Showcased initial prototype and open beta testing
✓ August 2019 - 1,000 Pre-Launch Sign-ups
✓ September 2019 - Acceptance into Google Play and Apple App Stores
✓ October 2019 - 1st Regional Launch in New England
✓ December 2019 - Initial Testing of Launched Marketing, Systems, and Process
— First 6 Months of 2020 - App, Internal Systems, and Process Improvement. Prepare for First Registered Offering & Equity-Based Crowdfunding, Team Development
— Winter 2020-2021 - Continued growth throughout the US. Prepare for $2M-$5M investment round.

SUCCESS STRATEGY

Love The Network's goal is to drive this to be an International success as quickly as it will allow, generating sustainable, substantial revenue. We recognize that National and International growth will be met with frequent goal setting and consistent action. Our first fundraising goal is to raise $250,000 in exchange for 5% ownership. In an effort to reach our goal as quickly as possible, we are exploring a variety capital raising solutions, including Fundopolis- an equity-based crowdfunding platform. The first round of funding will be used to propel our traction and development to meet the expectations of venture capitalists, investors, and consumers; before seeking our second investment of $2-$5 Million. Reaching our second goal within the next six-to-twelve months will initiate Phase Two of the Go-To-Market Plan, going Natinoal. The ultimate goal is to expand our concept into International territories and IPO; however, future acquisitions with the right company will be considered.

GO-T0-MARKET PLAN

PHASE ONE- REGIONAL

Our marketing and scaling strategy coincide, because of the fact that users will be dissatisfied without localized regional users. Members will be able to search within 100 miles of their locattion, filtering profile results by Man or Woman.

TARGETED REGIONS:

1. **New England**
2. **Southeast**

Despite having the possibility and ability to spread nation-wide, at any point, we have divided the US into the following regional communities:

New England was chosen for Phase One based on Head Quarters location. Considering the fact that initial social media advertising results were most favorable in the Southeast, users in those States will also be included.



CANADA
WASHINGTON
MONTANA
NORTH DAKOTA
MINNESOTA
LAKE SUPERIOR
LAKE HURON
MAINE
OREGON
IDAHO
SOUTH DAKOTA
WYOMING
WISCONSIN
LAKE MICHIGAN
MICHIGAN
L. ONTARIO
L. ERIE
NEW YORK
PENNSYLVANIA
NEW JERSEY
DELAWARE
MARYLAND
IOWA
OHIO
NEBRASKA
NEVADA
UTAH
COLORADO
ILLINOIS
INDIANA
WASHINGTON, D.C.
WEST VIRGINIA
VIRGINIA
CALIFORNIA
KANSAS
MISSOURI
KENTUCKY
NORTH CAROLINA
TENNESSEE
OKLAHOMA
ARKANSAS
SOUTH CAROLINA
ARIZONA
NEW MEXICO
ATLANTIC OCEAN
PACIFIC OCEAN
ALABAMA
GEORGIA
MISSISSIPPI
TEXAS
LOUISIANA
FLORIDA
RUSSIA
MEXICO
GULF OF MEXICO
mapsofworld.com
BAHAMAS
LEGEND
International Boundary
200 Miles

GO-T0-MARKET PLAN

DEVELOPMENT

- **WEB APP**
  - LAYOUT & MOCK-UPS
  - DEVELOPMENT
- **MOBILE APP VERSION 3.0**
  - FURTHER IMPROVE USER INTERFACE / GRAPHICS
  - DESIGN AND PLAN EDUCATIONAL COMPONENT
  - VIRTUAL DATING
  - MORE INTERACTIVE FEATURES & NOTIFICATIONS
- **BACKEND**
  - IMPROVE CUSTOMER JOURNEY THROUGH DATABASE SEGMENTATION AND AUTOMATION

MARKETING

- **SOCIAL MEDIA**
  - FACEBOOK | INSTAGRAM
  - SNAPCHAT | LINKEDIN
- **PUSH NOTIFICATIONS**
- **EMAIL AND TEXT MESSAGING**
- **YOUTUBE**
- **SEARCH ENGINE / APP STORE OPTIMIZATION**
- **GOOGLE ADS**
- **BLOGS / EDUCATIONAL MARKETING**
- **COLLABORATION**
  - **NONPROFIT ORGANIZATIONS**
  - **ENTERTAINMENT**
  - **INFLUENCERS**

GO-TO-MARKET PLAN

PHASE TWO - NATIONAL

- ### INFLUENCER/CONTENT CREATOR
  Influencers and content creators are a great way to have people adjust to a new brand, specifically dating. Those that are single generally being the attraction, but also using life and dating coaches.

- ### FUTURE PLANS: LTN COMMUNITY
  There is extreme value in attracting a large audience of single men and women that openly embrace the idea of a healthy lifestyle, beginning with a healthy relationship with yourself.

- ### INTERNET RADIO ADVERTISING
- ### DIRECT MAIL
- ### BILLBOARDS & POSTERS
- ### VIRTUAL AVATAR & INITIAL VR INTEGRATION
- ### EVENTS / PROMOTIONS
  We will use events (sports games/clubs/) to offer Love The Network sponsored "Singles Night" to help promote these events, we will utilize audio/radio service, above and beyond strictly radio ads.

- ### BRANDED APPAREL & ACCESSORIES
  We had 50 branded hats made up for a pre-launch event. Since that time, we have been repeatedly asked where people can purchase our apparel. We believe this is reflection of the general likability and appeal of our brand and logo.



REASONS TO INVEST

- Young people delaying life milestones and working longer hours.
- Very little brand loyalty.
- Scalability.
- We can actually solve a problem, and make a positive impact on the world.
- Brand Diversification Possibilities (VR/AR, Retail, Influencers/Affiliates, Events)

- Opportunity to educate the consumer.
- High earning potential.
- Subscription-based recurring revenue.
- Strong brand identity.
- A growing and untapped market.
- Increasing millennial spending power.
- Valuable Database of Qualifying Singles.

USE OF FUNDS

- Server, Database, and Security
- Phase One, Go-To-Market Plan
- Video Content Production
- Trademarks

- Talent Acquisition
- User Screening Services
- Research and Development
- Territory Expansion